MY RACEHORSE CA LLC

250 W. 1st Street, Suite 256

Claremont, CA 91711

October 9, 2019

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3720

Attention:	Scott Anderegg Mara Ransom

Re:	My Racehorse CA LLC Post-Qualification Amendment No. 6 on Form 1-A Filed October 3, 2019 File No. 024-10896

Ladies and Gentlemen:

We respectfully request that the above referenced Post-Qualification Amendment No. 6 to the Offering Statement on Form 1-A for My Racehorse CA LLC, a Nevada series limited liability company, be declared qualified by the Securities and Exchange Commission at 4:30 PM Eastern Time on Friday, October 11, 2019, or as soon thereafter as practicable.

Sincerely,

/s/ Michael Behrens
Chief Executive Officer of Experiential Squared, Inc.,
Manager of My Racehorse CA LLC

cc:

Christopher L. Tinen, Esq.

David Kandasamy, My Racehorse CA LLC